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Exhibit 11.1

CYANOTECH CORPORATION
COMPUTATION OF EARNINGS PER SHARE
Fiscal years ended March 31, 2002, 2001 and 2000

	2002	2001	2000
BASIC AND DILUTED LOSS PER SHARE
Net loss	$(2,589,000)	$(1,067,000)	$(4,485,000)
Undeclared Preferred Stock dividends	—	—	(237,000)

Net loss attributable to Common stockholders	$(2,589,000)	$(1,067,000)	$(4,722,000)

Weighted average Common Shares outstanding	17,033,000	15,997,000	13,775,000

Net loss per Common Share	$(0.15)	$(0.07)	$(0.34)

        For the years ended March 31, 2002, 2001 and 2000, warrants and options to purchase Common Stock shares of the Company were outstanding, but were not included in the 2002, 2001 and 2000 computation of diluted net loss per common share because the inclusion of these securities would have had an antidilutive effect on the net loss per common share.

        During the years ended March 31, 2002 and 2001 convertible debentures were outstanding, but were not included in the computation of diluted net loss per common share because the inclusion of these instruments would have had an antidilutive effect on the net loss per common share.

        During the years ended March 31, 2001 and 2000, convertible preferred stock was outstanding, but was not included in the 2001 and 2000 computation of diluted net loss per common share because the inclusion of these securities would have had an antidilutive effect on the net loss per common share.

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  Exhibit 11.1
CYANOTECH CORPORATION COMPUTATION OF EARNINGS PER SHARE Fiscal years ended March 31, 2002, 2001 and 2000